May 24, 2018


James J. Judge
Chief Executive Officer
Eversource Energy
300 Cadwell Drive
Springfield, Massachusetts 01104

       Re:    Connecticut Water Service Inc.
              PREC14A filed April 27, 2018
              Response Dated May 15, 2018
              Filed by Eversource Energy
              File No. 000-08084

Dear Mr. Judge:

       We have reviewed your May 15, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our May 10,
2018 letter.

   1. We note your response to comment 1 and your proposed disclosure. Please also include in your revised disclosure the possible limitations on cash consideration discussed in your response.

   2. We note your response to comment 2, which summarizes your contacts with CTWS, but you do not propose amended disclosure related to this comment. Please amend your preliminary proxy statement to include this context for your statement that CTWS "was unwilling to engage in discussions with Eversource."

   3. We note your response to comment 3. Please summarize the supporting information you provided in response to this comment in a footnote or other appropriate part of the proxy statement, so that shareholders can evaluate the opinions and beliefs you express.
 James J. Judge
Eversource Energy
May 24, 2018
Page 2

    4. We note your response to comment 5 that "over the last ten years . . . total shareholder returns for SJW Group were 139%." Please tell us how you arrived at this percentage. In this regard, it appears that there is insufficient factual support for your statement that
       Eversource has delivered total shareholder returns that are "45% greater than San Jose
       Water's more volatile and slower growth returns during the same period."

    5. In future solicitations, please qualify any references to your belief that the value of the
       SJW offer is "illusory" with disclosure that your belief is based on the "inflated" stock price of SJW caused by the separate takeover proposal from California Water Service
       Group, as you assert in your response.

    6. Please also qualify your references to the SJW merger as a "conflicted transaction" with disclosure that your belief is based on Mr. Thornburg's role in negotiations related to the merger, and the merger's preservation of certain management roles for other CTWS officers, as you assert in your response.

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara Ransom,
Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at
(202) 551- 3263
with any other questions.


                                                              Sincerely,

                                                              /s/ Christina
Chalk

                                                              Christina Chalk
                                                              Senior Special
Counsel
                                                              Office of Mergers
and Acquisitions




 cc:   Marko S. Zatylny, Esq. (via email)